EXHIBIT 99.2

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of May 12, 2011 by and between Digital Domain Media Group, Inc., a Florida corporation with offices at 8881 South US Highway 1, Port St. Lucie, FL 34952 (the “Issuer”), and Veronis Suhler Stevenson LLC, a limited liability company with offices at Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055 (“VSS”).

VSS hereby consents to the inclusion by Issuer in its Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission on or around May 13, 2011 (“the Filing”), of market data and other statements included in or derived from the “The VSS Communications Industry Forecast 2010-2014” published by VSS in August 2010 (the “VSS Material”), subject to the terms and conditions set forth herein.

In consideration of VSS’s consent as set forth above, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer hereby agrees:

(a)	that the VSS Material speaks as of its original publication date (and not as of the date of the Filing) and that the opinions expressed in the VSS Material are subject to change without notice;
(b)	that VSS shall have no liability to the Issuer for errors, omissions or inadequacies in the VSS Material or for any interpretations of the VSS Material;
(c)	that VSS does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the VSS Material; and
(d)	that VSS is not an “expert” within the meaning of Section 509 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

The Issuer agrees that if, as a result of or in connection with the Filing, the sale of securities pursuant to the Filing, or the inclusion of the VSS Material in any of the documents included in the Filing, VSS or any of its affiliates or any of their respective officers, directors, members, shareholders, employees and agents (the “VSS Parties”) becomes involved or is threatened with involvement (whether as a party or as a witness or in any other way) in any threatened, pending, ongoing or completed claim, action, investigation, suit or proceeding, whether arising under Federal or state securities laws, under any other law, statute, rule, or regulation, at common law or otherwise (an “Action”), the Issuer shall indemnify and hold harmless each of them, to the fullest extent permitted by law, from and against any and all losses, claims, damages, costs, penalties, judgments, obligations, expenses or liabilities, joint or several (collectively referred to as “Losses”) to which any of them may become subject in that connection (including, without limitation, all costs, fees and expenses incurred by the any of them with respect to investigating, preparing or defending any such Action; all costs, fees and expenses incurred by any of them in giving testimony or furnishing documents in response to a subpoena; all costs, fees and expenses of such counsel as any of them may select to represent it, him or her in connection with the Action; a reasonable fee for time spent by any of the VSS Parties as a result of  the Action, and all judgments, fines and settlement amounts paid or payable by any of them in connection with the Action).  The Issuer promptly shall reimburse the VSS Parties for any and all Losses  incurred by the VSS Parties arising out of or in connection with any Action, whether or not resulting in any liability.

This Indemnification Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of law principles.  This Agreement shall remain in effect so long as the Filing, including any post-effective amendment thereto, remains effective under the federal securities laws.

By: /s/ Ed Lunsford	By: /s/ Tanya Dessereau
Name: Ed Lunsford Title: General Counsel Digital Domain Media Group, Inc. 8881 South US Highway 1, Port St. Lucie, FL 34952 Date: May 12, 2011	Name: Tanya Dessereau Title: CRM Marketing Manager Veronis Suhler Stevenson Park Avenue Plaza 55 East 52nd Street, 33rd Floor New York, NY 10055 Date: May 12, 2011